Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online in the Charter Resource Center on Charter’s website.

Website News

NETFLIX SUPPORTS CHARTER TAKEOVER OF TIME WARNER CABLE
Originally appeared in bizjournals.com
By: Angela Mueller
July 17, 2015

Charter Communications Inc. (NASDAQ:CHTR) has won the backing of Netflix as it seeks regulatory approval of its pending acquisition of Time Warner Cable Inc. (NYSE:TWC), a deal that would merge two of the largest cable companies in the U.S.

Netflix Inc. (NASDAQ:NFLX) said in filings with the Federal Communications Commission that it will support Charter's planned acquisition of Time Warner Cable and Bright House Networks in exchange for access to Charter's customers, Bloomberg reports.

Charter has announced a new "peering" policy through which it will not charge any website for faster Internet access, a pledge that is important for video-streaming services such as Netflix. In light of the new policy, Netflix has said it will support Charter's acquisition of Time Warner Cable.

Netflix opposed Comcast Corp.'s (NASDAQ:CMCSA) previous failed attempt to takeover Time Warner Cable and had been seen by analysts as a potential threat to Charter's deal.

Gaining the support of Netflix, a major customer of Charter and Time Warner Cable, could help Charter in its bid to win regulatory approval for its planned acquisition, The Wall Street Journal reports.

Charter and Time Warner Cable simultaneously announced their merger plans in May, outlining a cash-and-stock offer that values TWC at roughly $78.7 billion, including debt, with Charter paying about $195.71 per share. The new entity created from the combination would be the second-largest cable provider in the country behind Comcast.

Last month, Charter made its case for the deal before the FCC, arguing that the merger would provide consumers with faster, less expensive Internet service. The transaction is expected to close by the end of the year.

New York-based Time Warner Cable is the dominant cable TV provider in the Charlotte area. The company has roughly 6,000 employees across North Carolina; about half of those are based in the local region.

St. Louis-based Charter has no significant operations in Charlotte but provides service in some of the region's outlying towns, including Hickory and Lincolnton.

Source: St. Louis Business Journal
Click here for more. [http://www.bizjournals.com/charlotte/blog/techflash/2015/07/netflix-supports-

charter-takeover-of-time-warner.html]

Posted on July 20, 2015 in News

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MERGER COULD MEAN BETTER SERVICE
Originally appeared in Bowling Green Daily News
By: Charles A. Mason
July 19, 2015

Increased Wi-Fi accessibility and continual technological improvements for customers are cited as reasons Charter Communications wants to purchase Time Warner Cable and Bright House Networks, according to paperwork filed with the Federal Communications Commission.

A Bowling Green city commissioner with a background in the cable TV business said he’s hopeful a new cable company serving the city will keep local customers’ needs in mind.

“We will do what we can to get them to honor good customer services,” said Commissioner Rick Williams, who retired as Insight Cable general manager in 2007 and began working in the field in 1986.

The cable building on Double Springs Road has sported several different company names over the years. As mergers have occurred nationally, cable companies have changed locally.

Local control of cable has lessened, Williams said. The city will approve a franchise agreement with the resultant new company after the planned merger - should the FCC give that merger the green light - but local officials will have little they can do except sign the contract.

When the deal was announced May 26, Time Warner was valued at $78.7 billion and Bright House Networks, currently owned by Advance/Newhouse Partnership, was valued at $10.4 billion.

If the FCC OKs the merger, Charter would become the nation’s No. 3 traditional TV provider and the second-largest home Internet supplier after Comcast. Estimates show revenue for the new company could increase from $9.1 billion to $35.7 billion.

Comcast previously underwent a failed attempt to merge with Time Warner. The idea of a TWC and Comcast merger didn’t fly, as regulators were concerned the resulting company would control too much of the market.

Cable audience shrinking

According to the FCC website in connection with the planned merger, the cable audience has been shrinking for several years, but fewer viewers has not meant less revenue.

“People have the misconception that cable companies charge for programs,” Williams said.

Actually, the cable companies have to pay fees to networks and syndicates to receive the programming they air.

Regional and national sports programming, for example, is much more expensive than it used to be. A 2013 study by S. Derek Turner of Free Press, “Combating The Cable Cabal: How to Fix America’s Broken Video Market,” gives a glimpse inside the changing nature of the industry.

The report is on the FCC website.

Turner oversees Free Press’ research and policy analysis efforts in Washington. He has written extensively on a wide range of media and technology issues and regularly testifies before Congress and the FCC, the Free Press website noted.

“Since the 2008 recession, the average annual rate of inflation has been 1.4 percent, but the price of expanded basic cable service has increased by an annual average of 5 percent,” Turner wrote in 2013. “The broadcast industry as a whole has seen retransmission revenues - fees cable companies pay broadcasters to carry their channels - increase more than 10-fold in just the past six years alone, from $215 million to $2.4 billion in 2012.

“... Nine of the 25 most-watched cable networks experienced a decline in primetime viewership over the past decade, yet all increased per-subscriber licensing fees. Six of these channels enjoyed higher profit margins despite losing audience share.”

Williams said more and more people are moving to other forms of media, changing the landscape of cable. Information is now available through broadband, video and voice.

Netflix, which supports the TWC-Charter-Bright House merger, announced this past week in Variety, an entertainment trade publication, that it added 3.3 million new members in the second quarter of 2015, bringing it to a total of 65.6 million subscribers.

The key to the merger is the growing high-speed data subscribers market in the United States. Figures provided by SNL Kagan, contained in the more than 350 pages of paperwork filed with the FCC, show Comcast is No. 1 in the high-speed market with 21.9 million customers and a 23.6 percent share of high-speed data. That total by SNL Kagan, a company that offers analysis and data on media and communication business, excludes wireless and satellite high-speed data customers. AT&T is No. 2 with 16.02 million high-speed subscribers and 17.3 percent of the audience share. Time Warner is No. 3 with 12.2 million customers and 13.2 percent share, and Charter is No. 6 with 5.07 million customers and 5.5 percent share.

Bright House Networks is No. 9 with 2.1 million customers and 2.3 percent share.

However, the planned merger would vault Charter to No. 2 with 19.4 million subscribers and 20.9 percent audience share of high-speed data.

Little effect locally to merger

Except for a name change, the merger would have little effect locally.

Williams said the nature of the cable television business is there is little overlap between companies. “Traditionally, cable doesn’t have duplicated customers,” he said. “There are only so many lines that can be placed on an electricity pole.”

Bowling Green Municipal Utilities broadband would not be affected by the planned merger, said Mark Iverson, BGMU spokesman.

“We serve commercial, industrial and institutional (i.e., city of Bowling Green) account and not residential with broadband,” Iverson said.

“We don’t buy anything from Time Warner.”

Iverson said the bigger the cable companies get, markets like Bowling Green are viewed as smaller entities in the larger picture.

Iverson said BGMU decided to get into the fiber optic data transmission - broadband - business in the early 2000s.

“We looked at it as a economic development tool,” he said. BGMU connection speeds are extremely fast and can reach speeds of 100 Mbps with two, 1 gigabyte connections within a network.

Charter is expanding its technology, too.

Christopher L. Winfrey, chief financial officer and executive vice president of Charter Communications, in an affidavit filed with the FCC in connection with the Charter application, noted Charter has invested over $5.5 billion in technology and infrastructure since 2012.

It is aware of the growing need of residential customers for data.

“Charter does not impose data caps or usage-based pricing on its broadband customers precisely because Charter seeks to deliver high-quality experiences to consumers of data-hungry applications,” Winfrey noted in his statement to the FCC.

Under the proposal, Charter plans to increase its minimum data speed offering from 1 Megabits per second established in 2011 to 60 Mbps and grow from 70 high-definition channels in 2011 to more than 200. It anticipates the new company will be “all digital” within 30 months of the approved merger, noting that TWC is about 50 percent “all digital” now.

Charter will deploy at least 300,000 new out-of-home Wi-Fi access points following the merger, Winfrey noted. Broadband subscribers will increase from 5.1 million to 19.4 million; video subscribers will increase from 4.3 million to 17.3 million and voice subscribers will increase from 2.6 million to 9.4 million, he said.

Source: Bowling Green Daily News
Click here for more. [http://www.bgdailynews.com/news/merger-could-mean-better-service/article_95a0c4ca-4870-51b8-b954-95382dd7fc59.html]

Posted on July 20, 2015 in News

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable, Inc. (“Time Warner Cable”) and Charter Communications, Inc. (“Charter”) on June 26, 2015, Charter's subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a preliminary joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter. After the registration statement is declared effective, Charter and Time Warner Cable will mail a definitive proxy statement/prospectus to stockholders of Charter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov<http://www.sec.gov/>. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com<http://ir.timewarnercable.com/> or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.
Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Report on Form 8-K, which was filed with the SEC on June 1, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.